2024 REPORT

Meta-Brain Labs


BREAKTHROUGH
Adaptive Theory.

LETTER

Dear investors,

Last year was a transformative year of learning and growth. We gained a deep understanding of the immense challenges involved in building a billion-dollar company—but also solidified why our vision is worth pursuing. Our AI agents are uniquely positioned to ingest and interpret human neurobiological data in real-time conversations, unlocking groundbreaking capabilities. This innovation enables AI Nurse Agents to integrate vital signs, creating a multi-billion-dollar opportunity in healthcare. Beyond that, our platform empowers AI agents to deeply understand and interact with humans in ways never seen before, revolutionizing industries far beyond healthcare.

We need your help!

We are in a strong position as a platform, having onboarded several key team members who enhance our ability to secure funding. As a result, we are actively raising capital over the next three months to accelerate growth and scale our AI-powered solutions. We welcome introductions to potential investors from our current investors and network. If you or someone in your network is interested in learning more, feel free to contact us at alexandrea@metabrainlabs.com.

Sincerely,

Alexandrea Day

CEO & Founder

How did we do this year?

REPORT CARD

B+

☺ The Good

Innovating the platform pivot from a wellness app.

Refactoring and upgrading scalability of the platform.

Developing platform pitch and innovating the Sports product built on the platform.

☹ The Bad

We were unable to raise sophisticated money.

Some people chose to be an obstacle and so they were let go.

We ran out of money and had to go back to bootstrapping.

2024 At a Glance

January 1 to December 31



$2,000 [62%]
Revenue



-$113,980
Net Loss



$71,500 [0%]
Short Term Debt



$280,735
Raised in 2024



$5,000
Cash on Hand
As of 03/12/25



INCOME   BALANCE   NARRATIVE





Net Margin: -5,699%   **Gross Margin:** 0%   **Return on Assets:** -353%   **Earnings per Share:** -$0.05

Revenue per Employee: $333   **Cash to Assets:** 100%   **Revenue to Receivables:** ~   **Debt Ratio:** 376%

📄 GenoEmote__LLC_dba_Meta-Brain_Labs__2022_Financial_Statements___2_.pdf

📄 GenoEmote__LLC_-_2021_Financials__2.3.23_.pdf

📄 GAAP_Financials-MetaBrain-Labs-Inc_--_2_Years.pdf   📄 2023_Financials.pdf

📄 Metabrainlabs_Financial_Report.pdf

We ❤️ Our 25 Investors

Thank You For Believing In Us

Shaligram Sharma	Gregory Erb	Tom Rhodes	Sanchalita chatterjee	Ruthanna Hunter	Rosette Mansour
Z Longmore	Pam Hawes	Roderick Herron	Lokesh Bhatia	Isaac Johnson	Susanne E Blix
Thomas N Hawes...	Konstantinos...	Vaishali Pannu	Dylan Cain	Rachel Cutts	Iowuna Orubibi
Debbie Dowling					

Thank You!

From the Meta-Brain Labs Team



Alexandrea Day 🔗

CEO & Founder

Combining 2 extensive careers in therapy & tech to create software that helps people tap into their unconscious mind to modify limiting beliefs.





Adrian Bubela

Dr. Holly Hagen 🔗

Adrian Bubela

Technical Director

20-year career specializing in AI. Founded several SW development companies designing custom healthcare,...

Dr. Holly Hagen 🔗

Neuropsychologist

Clinician and researcher focusing on the underlying motivations within the brain that underlie and manifest...



Kim Askey Strasser 🔗

Coach & Leader Trainer

Kim is a Master Certified Life Coach and Executive Nurse Leader who is passionate about guiding and supporting...

Details

The Board of Directors

Director	Occupation	Joined
Alexandrea Day	Founder, Innovator, CEO @ GenoEmote, LLC d/b/a Meta-Brain Labs	2021

Officers

Officer	Title	Joined
Alexandrea Day	President CEO	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Alexandrea Day	1,351,059 Common	63.3%

Past Equity & Loan Fundraises

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2024	$280,735		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Units	10,000,000	2,133,174	Yes

Warrants: 0
Options: 0

Form C Risks:

We have completed pilot projects with encouraging results that fulfill the promise of product value. We are in the process of expanding the scope of pilot program with more testers per project to further validate product efficacy. A lack of funding would risk launch timing and revenue trajectory.

We have a small and very capable team and need funding to support them and selectively expand human resources to ensure the strategy is faultlessly implemented.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company's business model is dependent on third party mobile distribution partners including Google and Apple. Should an event cause them to remove us from the app store our ability to grow would be significantly impaired.

Any defects in the products we sell, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, and loss of reputation.

As we grow our customer base and scale to thousands of users, our product's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

A portion of the proceeds of this raise may be used to repay an outstanding loan to the CEO, Alexandrea Day. The loan has a balance of $20,000

The company believes it needs to raise at least $1.1M in order to launch the product and become revenue generating. If the company is unable to secure those funds, it may be unable to reach that stage and return any meaningful return on the investment.

The LLC is the applicant for the patent; however, Alexandrea Day is the inventor. Patents have been filed by the Company, but are not yet granted.

Our product rollouts are conservatively planned based on funding targets. Lower than expected funding, will elongate product rollout timeline.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We like the China-sourced BrainLink headset best. Our original choice to partner with a China-based manufacturer was to accelerate product development and time to market over the short term. Geopolitical / trade tensions could result in China dis-allowing chips utilized in the headset to be shipped out of the country. If China made such a move, we would have to partner with another headset company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

MetaBrain Labs Inc.

Delaware Corporation
Organized October 2021
6 employees
5407 LAKEMONT BLVD SE
#233
BELLEVUE WA 98006 https://metabrainlabs.com

Business Description

Business Description

Refer to the Meta-Brain Labs profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Meta-Brain Labs has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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